UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               FINAL AMENDMENT TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                       ROGERS WIRELESS COMMUNICATIONS INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                        Class B Restricted Voting Shares
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    775102205
--------------------------------------------------------------------------------

                                 (Cusip Number)

                              Benjamin F. Stephens
                          AT&T Wireless Services, Inc.
                        7277 164th Avenue NE, Building 1
                                Redmond, WA 98052
                                 (425) 580-6000
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 13, 2004
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)
--------------------------------------------------------------------------------





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           CUSIP No. 775102205

------------- ----- ------------------------------------------------------------
1.                  Name of Reporting Person:    I.R.S. Identification Nos. of
                                                 above person (entities only):

                    AT&T Wireless Services, Inc.
------------- ----- ------------------------------------------------------------
2.                  Check the Appropriate Box if a Member of a Group (See
                    Instructions):
                    (a) |X|
                    (b) |_|
------------- ----- ------------------------------------------------------------
3.                  SEC Use Only:
------------- ----- ------------------------------------------------------------
4.                  Source of Funds (See Instructions):
                    N/A
------------- ----- ------------------------------------------------------------
5.                  Check if Disclosure of Legal Proceedings Is Required
                        Pursuant to Items 2(d) or 2(e):  |_|
------------- ----- ------------------------------------------------------------
6.                  Citizenship or Place of Organization:
                    Delaware
------------- ----- ------------------------------------------------------------
                    7.      Sole Voting Power:
                            None
                    ------- ----------------------------------------------------
Number of           8.      Shared Voting Power:
Shares                      None
Beneficially        ------- ----------------------------------------------------
Owned by            9.      Sole Dispositive Power:
Each                        None
Reporting           ------- ----------------------------------------------------
Person With         10.     Shared Dispositive Power:
                            None
                    ------- ----------------------------------------------------
11.                 Aggregate Amount Beneficially Owned by Each Reporting
                    Person:
                    None
------------------- ------------------------------------------------------------
12.                 Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions):
                    |_|
------------------- ------------------------------------------------------------
13.                 Percent of Class Represented by Amount In Row (11):
                    None)
------------------- ------------------------------------------------------------
14.                 Type of Reporting Person (See Instructions):
                    CO
------------------- ------------------------------------------------------------

           CUSIP No. 775102205

------------- ----- ------------------------------------------------------------
1.                  Name of Reporting Person:    I.R.S. Identification Nos. of
                                                 above person (entities only):

                    MMM Holdings, Inc.
------------- ----- ------------------------------------------------------------
2.                  Check the Appropriate Box if a Member of a Group (See
                    Instructions):
                    (a) |X|
                    (b) |_|
------------- ----- ------------------------------------------------------------
3.                  SEC Use Only:
------------- ----- ------------------------------------------------------------
4.                  Source of Funds (See Instructions):
                    N/A
------------- ----- ------------------------------------------------------------
5.                  Check if Disclosure of Legal Proceedings Is Required
                        Pursuant to Items 2(d) or 2(e):  |_|
------------- ----- ------------------------------------------------------------
6.                  Citizenship or Place of Organization:
                    Delaware
------------- ----- ------------------------------------------------------------
                    7.      Sole Voting Power:
                            None
                    ------- ----------------------------------------------------
Number of           8.      Shared Voting Power:
Shares                      None
Beneficially        ------- ----------------------------------------------------
Owned by            9.      Sole Dispositive Power:
Each                        None
Reporting           ------- ----------------------------------------------------
Person With         10.     Shared Dispositive Power:
                            None
------- ------------------------------------------------------------------------
11.                 Aggregate Amount Beneficially Owned by Each Reporting
                    Person:
                    None
------------------- ------------------------------------------------------------
12.                 Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions):
                    |_|
------------------- ------------------------------------------------------------
13.                 Percent of Class Represented by Amount In Row (11):
                    None
------------------- ------------------------------------------------------------
14.                 Type of Reporting Person (See Instructions):
                    CO
------------------- ------------------------------------------------------------

           CUSIP No. 775102205

------------- ----- ------------------------------------------------------------
1.                  Name of Reporting Person   I.R.S. Identification Nos. of
                                               above person (entities only):

                    JVII
------------- ----- ------------------------------------------------------------
2.                  Check the Appropriate Box if a Member of a Group (See
                    Instructions):
                    (a) |X|
                    (b) |_|
------------- ----- ------------------------------------------------------------
3.                  SEC Use Only
------------- ----- ------------------------------------------------------------
4.                  Source of Funds (See Instructions):
                    N/A
------------- ----- ------------------------------------------------------------
5.                  Check if Disclosure of Legal Proceedings Is Required
                        Pursuant to Items 2(d) or 2(e):  |_|
------------- ----- ------------------------------------------------------------
6.                  Citizenship or Place of Organization:
                    Delaware
------------- ----- ------------------------------------------------------------
                    7.      Sole Voting Power:
                            None
Number of           ------- ----------------------------------------------------
Shares              8.      Shared Voting Power:
Beneficially                None
Owned by            ------- ----------------------------------------------------
Each                9.      Sole Dispositive Power:
Reporting                   None
Person With         ------- ----------------------------------------------------
                    10.     Shared Dispositive Power:
                            None
------------------- ------- ----------------------------------------------------
11.                 Aggregate Amount Beneficially Owned by Each Reporting
                    Person:
                    None
------------------- ------------------------------------------------------------
12.                 Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions):
                    |_|
------------------- ------------------------------------------------------------
13.                 Percent of Class Represented by Amount In Row (11):
                    None
------------------- ------------------------------------------------------------
14.                 Type of Reporting Person (See Instructions):
                    PN
------------------- ------------------------------------------------------------

        CUSIP NO. 775102205

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on
Schedule 13D initially filed on August 27, 1999, as previously amended (the "Original Filing"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Original Filing.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original Filing is hereby amended by adding the following at the end thereof:

         On October 13, 2004, the transactions contemplated by the Purchase and Sale Agreement (as defined in Amendment No. 6) were consummated in accordance with its terms. As a result none of the Reporting Persons beneficially owns any shares of Class A Multiple Voting Shares of Class B Restricted Voting Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) None. To the Reporting Persons' knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Class A Multiple Voting Shares or Class B Restricted Voting Shares.

(b)  None.

(c) On September 13, 2004, JVII General Partnership ("JVII") entered into the Purchase and Sale Agreement with Rogers Communications Inc. Pursuant to that Agreement, on October 13, 2004, all securities owned by JVII in the Issuer to Rogers Communications Inc. were sold to Rogers Communications Inc. for an aggregate purchase price of approximately C$1.767 billion, or C$36.37 per share in cash.

(d)  None.

(e) On October 13, 2004, the Reporting Persons ceased to be the beneficial owner of any Class A Multiple Voting Shares or Class B Restricted Voting Shares.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2004

                                          AT&T WIRELESS SERVICES, INC.

                                          By:    /s/ Marilyn J. Wasser
                                                 ------------------------
                                                 Name:  Marilyn J. Wasser
                                                 Title: Executive Vice President

                                          MMM HOLDINGS, INC.

                                          By:    /s/ Marilyn J. Wasser
                                                 ------------------------
                                                 Name:  Marilyn J. Wasser
                                                 Title: Executive Vice President

                                          JVII GENERAL PARTNERSHIP

                                          By:    AT&T Wireless Services, Inc.

                                          By:    /s/ Marilyn J. Wasser
                                                 ------------------------
                                                 Name:  Marilyn J. Wasser
                                                 Title: Executive Vice President

                                          By:    MMM Holdings, Inc.

                                          By:    /s/ Marilyn J. Wasser
                                                 ------------------------
                                                 Name:  Marilyn J. Wasser
                                                 Title: Executive Vice President




                                      -5-